Deutsche Bank announcement on capital distributions

The Management Board of Deutsche Bank AG (XETRA: DBKGn.DB / NYSE: DB) has decided to initiate a share repurchase program of 300 million euros to be completed in the first half of 2022. All required regulatory approvals have been received. The Management Board also intends to propose a cash dividend of 0.20 euro per share for the financial year 2021. Together, these actions would provide a total capital distribution to shareholders of approximately 700 million euros and represent the first step towards a previously announced commitment to return 5 billion euros of capital to shareholders over time.

For further information please contact:

Deutsche Bank AG Media Contact
Sebastian Kraemer-Bach Phone: +49 69 910 43330 E-Mail: sebastian.kraemer-bach @db.com	Christian Streckert Phone: +49 69 910 38079 E-Mail: christian.streckert@db.com
Investor Relations
+49 800 910-8000 (Frankfurt) db.ir@db.com

About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com Email: db.presse@db.com

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This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 12 March 2021 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

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